UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            ICG COMMUNICATIONS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    449246206
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                                 (CUSIP Number)

                                                     with a copy to:
 Edward T. Dartley                                   Robert G. Minion, Esq.
 W.R. Huff Asset Management Co., L.L.C.              Lowenstein Sandler PC
 67 Park Place                                       65 Livingston Avenue
 Morristown, New Jersey  07960                       Roseland, New Jersey  07068
 (973) 984-1233                                      (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         449246206
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                                 William R. Huff
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)                    Not
     (b)                 Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  WC
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

                Not Applicable
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6.   Citizenship or Place of Organization:  United States
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   Number of                                   7. Sole Voting Power:         *
                                                  ------------------------------
   Shares Beneficially                         8. Shared Voting Power:       *
                                                  ------------------------------
   Owned by
   Each Reporting                              9. Sole Dispositive Power:    *
                                                  ------------------------------
   Person With                                10. Shared Dispositive Power:  *
                                                  ------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,595,663*
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):             Not Applicable
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13.  Percent of Class Represented by Amount in Row (11):  19.3%*
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14.  Type of Reporting Person (See Instructions):  IA, IN
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*  As of August 12, 2003, certain separately managed accounts (collectively, the
"Accounts") of W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company, have been issued, in the aggregate, approximately 912,810 shares of the common stock, par value $0.01 per share (the "Shares"), of ICG Communications, Inc., a Delaware corporation (the "Company"), and warrants to purchase an aggregate of approximately 168,991 additional Shares (subject to adjustments in certain circumstances). In addition, the Accounts are to be issued, in the aggregate, approximately 395,760 Shares, and warrants to purchase an aggregate of approximately 118,102 additional Shares (subject to adjustments in certain circumstances). William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company to be issued to or on behalf of and/or issued to or on behalf of the Accounts. Thus, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own approximately 1,595,663 Shares, or approximately 19.3% of the Shares deemed issued and outstanding as of that date. See Item 5 of this Schedule 13D Amendment No. 2 for additional information.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Based upon information provided by the Company, there were 8,000,000 Shares to be issued pursuant to the Plan. As of August 12, 2003, the Accounts have been issued, in the aggregate, approximately 912,810 Shares, and warrants to purchase an aggregate of approximately 168,991 additional Shares (subject to adjustments in certain circumstances). In addition, the Accounts are to be issued, in the aggregate, approximately 395,760 Shares, and warrants to purchase an aggregate of approximately 118,102 additional Shares (subject to adjustments in certain circumstances). William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company to be issued to or on behalf of and/or issued to or on behalf of the Accounts, subject to the internal screening and other securities law compliance procedures of Huff Asset Management described below. Thus, as of August 12, 2003, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own approximately 1,595,663 Shares, or approximately 19.3% of the Shares deemed issued and outstanding as of that date.

          Huff Asset Management has in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of Huff Asset Management transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

          The following table details the transactions since the filing of Mr. Huff's June 25, 2003 Schedule 13D Amendment No. 1 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   (Purchases)

                                      NONE


                                     (Sales)

  Date                                Quantity                      Price
  ----                                --------                      -----

June 26, 2003                          60,000                       $6.80
July 16, 2003                           4,400                      $11.09
July 18, 2003                           3,500                      $10.86
July 21, 2003                           1,700                      $10.25
July 23, 2003                           4,500                      $10.20
July 25, 2003                           3,500                      $10.00
August 11, 2003                         4,000                       $8.878
August 12, 2003                         7,451                       $8.52

          In addition to the transactions detailed in the above table, since the filing of Mr. Huff's June 25, 2003 Schedule 13D Amendment No. 1, Mr. Huff ceased to possess sole power to vote and direct the disposition of warrants to purchase an aggregate of 2,937 Shares (subject to adjustments in certain circumstances).


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         September 5, 2003


                                         /s/ William R. Huff
                                        ----------------------------------------
                                        William R. Huff, on behalf  of W.R. Huff
                                        Asset   Management   Co.,   L.L.C.,   as
                                        investment manager of certain separately
                                        managed accounts.


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).